Consent of Independent Certified Public Accountants



The Board of Directors
Progressive Bank, Inc.:

We consent to the incorporation by reference in the Registration Statements on Forms S-8 (Nos. 33-10235 and 33-64888) of our report dated January 21, 1997 relating to the consolidated balance sheets of Progressive Bank, Inc. and subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996, which report appears in the December 31, 1996 Annual Report on Form 10-K of Progressive Bank, Inc.


/s/ KPMG Peat Marwick LLP

Stamford, Connecticut
March 12, 1997